John K. Bakewell
Executive Vice President and
Chief Financial Officer
(901)867-4527
September 18, 2009
VIA U.S. Mail, FACSIMILE AND EDGAR
Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wright Medical Group, Inc. Form 10-K for the year ended December 31, 2008 Filed February 23, 2009 Form 10-Q for the quarterly period ended June 30, 2009 File No. 0-32883
Dear Mr. Vaughn:
This letter sets forth the response of Wright Medical Group, Inc. to the comment of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in the letter dated September 4, 2009, from Kevin L. Vaughn to Gary D. Henley, our Chief Executive Officer. We understand that your review and comments are intended to assist us with our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate the willingness of you and David Burton, Staff Accountant, to work with us in this regard.
Form 10-Q for the quarterly period ended June 30, 2009
1.	In order to update investors with the information contained in our response, we intend to update our Risk Factor in our Form 10-Q for the period ended September 30, 2009 with the language as follows:

In our Form 10-K for the period ended December 31, 2008, we reported that we were pursuing 27 upclassification dossiers to retain the CE mark certification. Subsequently, upon further analyzing our business goals and regulatory strategies associated with these products, we decided to reduce the number of upclassification dossiers we would pursue to 15. Through the date of this report, we have received approval for all but two (to be updated as of filing date) of those 15 upclassification dossiers. The revenues associated with these upclassification dossiers that remain unapproved are inconsequential. Therefore, there is no longer a risk that we could experience a significant negative financial impact as a result of this European Medical Devices Directive.
headquarters
Wright Medical Technology, Inc.     5677 Airline Road     Arlington, TN 38002     901.867.9971 phone          www.wmt.com

Mr. Kevin L. Vaughn
September 18, 2009

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; Staff Comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that our response satisfactorily addresses your comment. If you have further comments or questions or require any additional information concerning this filing or the matters discussed herein, please contact me at 901-867-4527.

Very truly yours,
/s/ John K. Bakewell
John K. Bakewell
Executive Vice President and Chief Financial Officer

cc:	Gary Henley, President and Chief Executive Officer
Jason Hood, Vice President, General Counsel and Secretary
Lance Berry, Vice President and Corporate Controller
Beverly Gates, Baker, Donelson, Bearman, Caldwell &Berkowitz, P.C.
Mike Landrum, KPMG LLP
headquarters
Wright Medical Technology, Inc.     5677 Airline Road     Arlington, TN 38002     901.867.9971 phone          www.wmt.com